

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 14, 2017

Henry P. Hoffman
Chief Executive Officer
Integrated Freight Corporation
42 Lake Avenue Extension - 208
Danbury, CT 06811

> **Re: Integrated Freight Corporation**
> **Preliminary Information Statement on Schedule 14C**
> **Filed July 22, 2016**
> **File No. 000-14273**

Dear Mr. Hoffman:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure